Exhibit 99.1

Press Release

PALOMA PARTNERS TO ACQUIRE GOODRICH PETROLEUM CORPORATION FOR $23.00 PER
FULLY DILUTED SHARE FOR A TOTAL OF APPROXIMATELY $480 MILLION, INCLUDING
ASSUMPTION OF THE COMPANY’S FIRST LIEN DEBT

Houston, TX – November 22, 2021 – Goodrich Petroleum Corporation (NYSE American: GDP) (“Goodrich” or the “Company”) today announced that it has entered into a definitive merger agreement pursuant to which a subsidiary of Paloma Partners VI Holdings, LLC (“Paloma” and such subsidiary, “Merger Sub”), an affiliate of EnCap Energy Capital Fund XI L.P. (“EnCap”), will commence a tender offer to acquire all of Goodrich’s outstanding common shares for $23.00 per share in cash.

The offer price in the transaction, which has been unanimously approved by Goodrich’s Board of Directors, represents an approximate 7 percent premium to Goodrich’s closing price on November 19, 2021, and a 47 percent premium to its year-to-date volume-weighted average price.

Transaction Structure

Certain stockholders of Goodrich have entered into tender and support agreements pursuant to which those stockholders have agreed to tender their Goodrich shares pursuant to the tender offer. The supporting stockholders and Paloma own, after giving effect to conversion of certain convertible notes, a majority of the outstanding shares of Goodrich common stock. Accordingly, the tender offer is expected to be completed successfully and followed promptly by a second-step merger pursuant to which any remaining shares will be converted into the right to receive the price paid in the tender offer.

Goodrich intends to file a Schedule 14D-9 following the commencement of the tender offer, which will include the unanimous recommendation by its Board of Directors that Goodrich’s stockholders tender their shares in the offer.

Closing; Financing

The tender offer will be subject to customary conditions, including the tender of a majority of the outstanding Goodrich shares pursuant to the offer, and is expected to close in December 2021. The transaction is not subject to a financing condition. Paloma has secured from EnCap equity financing commitments for the entire acquisition, including assumption of debt, to complete the transaction.

Upon the completion of the transaction, Goodrich will become a privately held company and shares of Goodrich common stock will no longer be listed on any public market.

Advisors

Tudor, Pickering, Holt & Co. is serving as financial advisor to Goodrich and Vinson & Elkins L.L.P. is serving as Goodrich’s legal advisor. Greenhill & Co. is serving as financial advisor to Paloma and Hunton Andrews Kurth LLP is serving as Paloma’s legal advisor.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This communication includes forward-looking statements which reflect management's current views and estimates regarding the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction, among other matters. The words "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "forecast," "future," "guidance," "imply," "intend," "may," "outlook," "plan," "potential," "predict," "project," and similar terms and phrases are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company cannot assure investors that future developments affecting the Company will be those that it has anticipated. Actual results may differ materially from these expectations due to uncertainties related to the timing and expected financing of the tender offer and the merger; uncertainty surrounding how many of Goodrich’s stockholders will tender their shares in the tender offer; the possibility that any or all of the various conditions to the consummation of the tender offer may not be satisfied or waived in a timely manner, if at all; the possibility of business disruptions due to transaction-related uncertainties; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; and other risks and uncertainties including those identified under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, each of which are filed with the Securities and Exchange Commission ("SEC") and available at www.sec.gov, and other filings that the Company may make with the SEC in the future. If one or more of these risks or uncertainties materialize, or if any of the Company's assumptions prove incorrect, the Company's actual results may vary in material respects from those projected in these forward-looking statements.

Any forward-looking statement made by the Company in this news release speaks only as of the date hereof. Factors or events that could cause the Company's actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company does not undertake and specifically disclaims any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

IMPORTANT INFORMATION

The tender offer for the outstanding shares of Goodrich common stock has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Goodrich common stock. The solicitation and offer to buy shares of Goodrich common stock will only be made pursuant to the tender offer materials that Merger Sub intends to file with the SEC. Merger Sub is beneficially owned by Paloma, an affiliate of EnCap. At the time the tender offer is commenced, Merger Sub will file a tender offer statement on Schedule TO with the SEC, and Goodrich will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. GOODRICH STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Both the tender offer statement and the solicitation/recommendation statement will be mailed to Goodrich’s stockholders free of charge. Stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available) at the SEC’s web site at www.sec.gov, by contacting Goodrich either by telephone at 832-255-1300, e-mail at investorrelations@goodrichpetroleum.com or on Goodrich’s website at www.goodrichpetroleum.com.

About Goodrich Petroleum Corporation

Goodrich Petroleum Corporation is an independent exploration and production company engaged in the exploitation, development and production of natural gas and crude oil primarily in the Haynesville Shale in North Louisiana and East Texas, the Tuscaloosa Marine Shale in Eastern Louisiana and Southwestern Mississippi and the Eagle Ford Shale trend in South Texas. Due to the current oil price environment, Goodrich is concentrating the vast majority of its exploitation and development efforts on natural gas on its existing leased acreage in the core of the Haynesville Shale in North Louisiana. Goodrich Petroleum Corporation is publicly traded and listed on the NYSE American under the symbol GDP.

Goodrich Investor Contact

investorrelations@goodrichpetroleum.com

(832) 255-1300

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